GRUPO MODELO, S.A. DE C.V.

February 24, 2005

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Financ[redacted]
Securities and Exchange Comm
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman

Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.

Name: Jorge Siegrist Prado
Title: General Counsel

Enclosure[s] : Press Release

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx

Grupo Modelo, S.A. de C.V.

NOTICE TO SHAREHOLDERS

Mexico, City, February 23, 2005. Grupo Modelo, leader in production and distribution of beer in Mexico announces a price increase for its products in Mexico. It will be implemented by region, channel, brand and presentation. The estimated weighted average increase will be in line with the inflation expectations and effective on February 24th, 2005.

Likewise, Grupo Modelo announces that Mr. Jorge Siegrist who had the position of Vice-President General Counsel was named Vice-President Communication and Public Affairs. Mr. José Parés who had the position of Director of Communications and Image, assumes the position of Vice-President International Markets. Ms. Margarita Hugues who had the position of Associate General Counsel was named General Counsel.

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 63.1% total market share (including domestic and export markets) as of December 31, 2003. It has seven brewing plants in the country, with a total annual installed capacity of 51.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Contacto

Eduardo Zamarripa	(5255) 5283-3600 x.2860
Begoña Orgambide	(5255) 5283-3600 x.2874
Fax:	(5255) 5280-6718

e-mail: ir@gmodelo.com.mx
www.gmodelo.com

Grupo Modelo, S.A. de C.V.

AVISO A LOS ACCIONISTAS Y AL PUBLICO INVERSIONISTA EN GENERAL

Grupo Modelo incrementa precios en México y anuncia cambio de funcionarios

México, D.F., a 23 de febrero de 2005. Grupo Modelo, líder en la producción y distribución de cerveza en México, anuncia el incremento de precio para sus productos en la República Mexicana, el cual se realizará por región, canal, marca y presentación. El incremento promedio ponderado se estima en línea con el nivel esperado de inflación, empezando su aplicación a partir del día 24 de febrero del año en curso.

Asimismo, Grupo Modelo da a conocer cambios en sus funcionarios. El Lic. Jorge Siegrist Prado, quien se desempeñaba como Vicepresidente Jurídico, ocupará la Vicepresidencia de Comunicación y Relaciones Públicas. El Lic. José Parés Gutiérrez quien fungía como Director de Comunicación e Imagen, asumirá la Vicepresidencia Internacional. La Lic. Margarita Hugues Vélez, Directora Jurídica Corporativa, ocupará la Dirección General Jurídica del Grupo.

Grupo Modelo, fundado en 1925, es líder en la elaboración, distribución y venta de cerveza en México, con una participación de mercado total (nacional y exportación) al 31 de diciembre de 2003 del 63.1%. Cuenta con siete plantas cerveceras en la República Mexicana, con una capacidad instalada de 51.0 millones de hectolitros anuales de cerveza. Actualmente tiene diez marcas, destacando Corona Extra, la cerveza mexicana de mayor venta en el mundo, Modelo Especial, Victoria, Pacífico, Negra Modelo y otras de carácter regional. Exporta cinco marcas con presencia en más de 150 países y es importador exclusivo en México de las cervezas producidas por la compañía estadounidense Anheuser-Busch, entre las cuales se incluyen las marcas Budweiser y Bud Light. Desde 1994, Grupo Modelo cotiza en la Bolsa Mexicana de Valores, con la clave de pizarra GMODELOC.

Contacto

Eduardo Zamarripa	(5255) 5283-3600 x.2860
Begoña Orgambide	(5255) 5283-3600 x.2874
Fax:	(5255) 5280-6718

e-mail: ir@gmodelo.com.mx www.gmodelo.com